         ____________________________________________________________


                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D. C. 20549



                                Form 11 - K

                              ________________


               ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES EXCHANGE ACT OF 1934


                For the fiscal year ended December 31, 1994


                       Commission File Number 1-8097


                             ENSCO Savings Plan
                          (Full title of the plan)



                      ENSCO International Incorporated
                            2700 Fountain Place
                              1445 Ross Avenue
                          Dallas, Texas 75202-2792
         (Name and address of principal executive office of issuer)


        ____________________________________________________________




The financial statements listed in the accompanying table of contents on the following page are filed as part of this Form 11 - K.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                          ENSCO Savings Plan


Date :   June 26, 1995                         /s/ Michael K. Wiley
                                          -----------------------------
                                          By:  Michael K. Wiley
                                               Plan Administrator







                             ENSCO SAVINGS PLAN

    TABLE OF CONTENTS TO FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION





                                                                    PAGE
                                                                    ----
Financial Statements:

  Report of Independent Accountants                                  1

  Statement of Net Assets Available for Benefits, with
    Fund Information - December 31, 1994                             2

  Statement of Net Assets Available for Benefits, with
    Fund Information - December 31, 1993                             4

  Statement of Changes in Net Assets Available for Benefits,
    with Fund Information - Year Ended December 31, 1994             6

  Notes to Financial Statements                                      8


Additional Information:

  Schedule I  -  Schedule of Assets Held for Investment Purposes    14

  Schedule II -  Schedule of Reportable Transactions                15

Exhibits:

  Consent of Independent Accountants                                19

                     REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and Trustees of the
ENSCO Savings Plan

In our opinion, the accompanying statements of net assets available for benefits, and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the ENSCO Savings Plan (the "Plan") at December 31, 1994 and 1993, and the changes in its net assets available for benefits for the year ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion ex-pressed above.

As discussed in Note 3 to the financial statements, effective December 31, 1993, the Penrod Thrift Plan was merged with the ENSCO Savings Plan.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of each fund. The additional information and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PRICE WATERHOUSE LLP
- ------------------------
PRICE WATERHOUSE LLP

Dallas, Texas
June 21, 1995



                                                     ENSCO SAVINGS PLAN

                            STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                                                    AT DECEMBER 31, 1994

                                                                      Fund Information
                                                        -------------------------------------------
                                                        Guaranteed   Pooled                 Company
                                                        Investment   Equity   Intermediate   Stock
     1994                                                  Fund       Fund     Bond Fund     Fund
    ------                                              ----------  --------  ------------ ---------

    CURRENT ASSETS:
      Cash and cash equivalents . . . . . . . . . . . . $1,810,202  $484,830    $433,662   $ 40,334
      Receivables:
        Participant contributions . . . . . . . . . . .     73,043    18,597      25,978     14,934
        Employer contributions  . . . . . . . . . . . .    808,869   107,643     108,640     74,848
        Accrued interest and dividends  . . . . . . . .      2,685       304         374        281
        Due from participating funds  . . . . . . . . .          -     2,094       1,017      1,107
        Loans to participants . . . . . . . . . . . . .          -         -           -          -
      Investments, at fair value  . . . . . . . . . . .          -         -           -    593,134
          Total current assets  . . . . . . . . . . . .  2,694,799   613,468     569,671    724,638



    LIABILITIES:
      Payable to participating funds  . . . . . . . . .      4,218         -           -          -
      Other payables  . . . . . . . . . . . . . . . . .          -         -           -          5
          Total liabilities . . . . . . . . . . . . . .      4,218         -           -          5

    NET ASSETS AVAILABLE FOR PLAN BENEFITS  . . . . . . $2,690,581  $613,468    $569,671   $724,633



                         The accompanying notes are an integral part of these financial statements.




                                                     ENSCO SAVINGS PLAN

                            STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                                              AT DECEMBER 31, 1994  (Continued)



                                                               Fund Information
                                             ---------------------------------------------------
                                              Guaranteed   Money              Jennison  Jennison
                                               Interest    Market    PRIDEX    Equity   Balanced
     1994 (continued)                            Fund       Fund      Fund      Fund      Fund       Total
    ------------------                       -----------   -------  --------  --------  --------  -----------

    CURRENT ASSETS:
      Cash and cash equivalents . . . . . .  $    38,915   $     -  $      -  $      -  $      -  $ 2,807,943
      Receivables:
        Participant contributions . . . . .            -         -         -         -         -      132,552
        Employer contributions  . . . . . .            -         -         -         -         -    1,100,000
        Accrued interest and dividends  . .            -         -         -         -         -        3,644
        Due from participating funds  . . .            -         -         -         -         -        4,218
        Loans to participants . . . . . . .       54,616         -         -         -         -       54,616
      Investments, at fair value  . . . . .   11,567,562    10,676   407,232   575,764   686,998   13,841,366
          Total current assets  . . . . . .   11,661,093    10,676   407,232   575,764   686,998   17,944,339



    LIABILITIES:

      Payable to participating funds  . . .            -         -         -         -         -        4,218
      Other payables  . . . . . . . . . . .       49,666         -         -         -         -       49,671
          Total liabilities . . . . . . . .       49,666         -         -         -         -       53,889

    NET ASSETS AVAILABLE FOR PLAN
      BENEFITS  . . . . . . . . . . . . . .  $11,611,427   $10,676  $407,232  $575,764  $686,998  $17,890,450



                         The accompanying notes are an integral part of these financial statements.



                                                     ENSCO SAVINGS PLAN

                            STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                                                    AT DECEMBER 31, 1993

                                                                      Fund Information
                                                        -------------------------------------------
                                                        Guaranteed   Pooled                 Company
                                                        Investment   Equity   Intermediate   Stock
     1993                                                  Fund       Fund     Bond Fund     Fund
    ------                                              ----------  --------  ------------ --------

    ASSETS:
      Cash and cash equivalents . . . . . . . . . . . . $   17,027  $    149    $    747   $ 30,019
      Receivables:
        Participant contributions . . . . . . . . . . .     25,388    10,910      10,594      7,589
        Employer contributions  . . . . . . . . . . . .    395,907    39,201      34,109     41,152
        Accrued interest and dividends  . . . . . . . .        124        67          63         83
        Due from participating funds  . . . . . . . . .      9,002         -      11,976        257
        Due from merged Penrod Thrift Plan  . . . . . .          -         -           -          -
      Investments, at fair value  . . . . . . . . . . .    665,658   332,611     267,095    284,688
          Total assets  . . . . . . . . . . . . . . . .  1,113,106   382,938     324,584    363,788

    LIABILITIES:
      Payable to participating funds  . . . . . . . . .          -    21,235           -          -
          Total liabilities . . . . . . . . . . . . . .          -    21,235           -          -

    NET ASSETS AVAILABLE FOR PLAN BENEFITS  . . . . . . $1,113,106  $361,703    $324,584   $363,788




                         The accompanying notes are an integral part of these financial statements.





                                                     ENSCO SAVINGS PLAN

                            STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                                              AT DECEMBER 31, 1993 (Continued)




                                                               Fund Information
                                             ----------------------------------------------------
                                              Guaranteed    Money             Jennison  Jennison
                                               Interest     Market   PRIDEX    Equity   Balanced
     1993 (continued)                            Fund       Fund      Fund      Fund      Fund       Total
    -----------------                        -----------   -------  --------  --------  --------  -----------

    ASSETS:
      Cash and cash equivalents . . . . . .  $         -   $     -  $      -  $      -  $      -  $    47,942
      Receivables:
        Participant contributions . . . . .            -         -         -         -         -       54,481
        Employer contributions  . . . . . .            -         -         -         -         -      510,369
        Accrued interest and dividends  . .            -         -         -         -         -          337
        Due from participating funds  . . .            -         -         -         -         -       21,235
        Due from merged Penrod Thrift
          Plan  . . . . . . . . . . . . . .   13,498,683    19,745   454,469   797,976   943,135   15,714,008
      Investments, at fair value  . . . . .            -         -         -         -         -    1,550,052
          Total assets  . . . . . . . . . .   13,498,683    19,745   454,469   797,976   943,135   17,898,424

    LIABILITIES:
      Payable to participating funds  . . .            -         -         -         -         -       21,235
          Total liabilities . . . . . . . .            -         -         -         -         -       21,235

    NET ASSETS AVAILABLE FOR PLAN BENEFITS   $13,498,683   $19,745  $454,469  $797,976  $943,135  $17,877,189



                         The accompanying notes are an integral part of these financial statements.



                                                     ENSCO SAVINGS PLAN

                      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                                            FOR THE YEAR ENDED DECEMBER 31, 1994

                                                                            Fund Information
                                                            ---------------------------------------------
                                                            Guaranteed    Pooled                  Company
                                                            Investment    Equity    Intermediate   Stock
                                                               Fund        Fund      Bond Fund     Fund
                                                            ----------   --------   ------------ --------

    ADDITIONS TO NET ASSETS ATTRIBUTED TO:
      Interest and dividends  . . . . . . . . . . . . . . . $    9,237   $  1,973     $  1,863   $  2,788
      Participant contributions:
        Savings contributions . . . . . . . . . . . . . . .    879,495    233,196      215,541    169,419
        Rollover contributions  . . . . . . . . . . . . . .          -      1,546            -      1,000
      Employer contributions  . . . . . . . . . . . . . . .    808,878    107,643      108,640    365,003
      Net appreciation (depreciation) in fair value
        of investments  . . . . . . . . . . . . . . . . . .     76,374      1,217       (6,977)   (88,652)
      Interfund transfers . . . . . . . . . . . . . . . . .     45,560     (5,766)      (7,937)   (31,857)

          Total additions . . . . . . . . . . . . . . . . .  1,819,544    339,809      311,130    417,701

    DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
      Distributions to participants . . . . . . . . . . . .    242,069     88,044       66,043     56,856

          Total deductions  . . . . . . . . . . . . . . . .    242,069     88,044       66,043     56,856


    NET ADDITIONS (DEDUCTIONS)  . . . . . . . . . . . . . .  1,577,475    251,765      245,087    360,845


    NET ASSETS AVAILABLE FOR PLAN BENEFITS:
        Beginning of year . . . . . . . . . . . . . . . . .  1,113,106    361,703      324,584    363,788

        End of year . . . . . . . . . . . . . . . . . . . . $2,690,581   $613,468     $569,671   $724,633


                         The accompanying notes are an integral part of these financial statements.



                                                     ENSCO SAVINGS PLAN

                      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                                      FOR THE YEAR ENDED DECEMBER 31, 1994  (Continued)
                                                                         Fund Information
                                                      -----------------------------------------------------

                                                      Guaranteed    Money              Jennison    Jennison
                                                       Interest     Market    PRIDEX    Equity     Balanced
                                                         Fund        Fund      Fund      Fund        Fund       Total
                                                     -----------   -------   --------  --------    --------  -----------

    ADDITIONS TO NET ASSETS ATTRIBUTED TO:
      Interest and dividends  . . . . . . . . . . .  $   720,054   $     -   $      -  $      -    $      -  $   735,915
      Participant contributions:
        Savings contributions . . . . . . . . . . .            -         -          -         -           -    1,497,651
        Rollover contributions  . . . . . . . . . .            -         -          -         -           -        2,546
      Employer contributions  . . . . . . . . . . .            -         -          -         -           -    1,390,164
      Net appreciation (depreciation) in the
        fair value of investments . . . . . . . . .            -       482     (1,243)  (10,186)    (23,589)     (52,574)
      Interfund transfers . . . . . . . . . . . . .      203,995     3,472    (33,921)  (78,372)    (95,174)           -

          Total additions . . . . . . . . . . . . .      924,049     3,954    (35,164)  (88,558)   (118,763)   3,573,702

    DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
      Distributions to participants . . . . . . . .    2,811,305    13,023     12,073   133,654     137,374    3,560,441

          Total deductions  . . . . . . . . . . . .    2,811,305    13,023     12,073   133,654     137,374    3,560,441

    NET ADDITIONS (DEDUCTIONS)  . . . . . . . . . .   (1,887,256)   (9,069)   (47,237) (222,212)   (256,137)      13,261


    NET ASSETS AVAILABLE FOR PLAN BENEFITS:
        Beginning of year . . . . . . . . . . . . .   13,498,683    19,745    454,469   797,976     943,135   17,877,189

        End of year . . . . . . . . . . . . . . . .  $11,611,427   $10,676   $407,232  $575,764    $686,998  $17,890,450


                         The accompanying notes are an integral part of these financial statements.




                             ENSCO SAVINGS PLAN
                       NOTES TO FINANCIAL STATEMENTS


1.  PLAN ORGANIZATION AND DESCRIPTION

The Energy Service Company, Inc. Profit Sharing Plan was renamed the ENSCO Savings Plan (collectively referred to as "the Plan") in 1993. The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Plan is a defined contribution plan established by Energy Service Company, Inc. ("the Company") on May 15, 1991 to provide a retirement benefit for employees through a Company profit sharing contribution and to promote and encourage employees to provide additional security and income for their retirement through a systematic savings program. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Effective December 31, 1993, the Penrod Thrift Plan was merged into the Plan (see Note 3).

Employees of the Company may participate in the Plan upon completing certain service requirements, except those employees who already receive retirement benefits in connection with a collective bargaining agreement and certain nonresident employees. Eligible employees may elect to participate in the employee savings feature of the Plan after completing a three-month period of service with the Company ("Savings Participants"). Eligible employees will automatically participate in the profit sharing feature of the Plan after completing a twelve-month period of service with the Company. Eligible employees under the Penrod Thrift Plan immediately became eligible employees under the Plan effective with the merger of the Penrod Thrift Plan into the Plan (see Note 3).

Savings Participants may elect to make contributions to the Plan by salary reductions ("Savings Contributions"), which qualify for tax deferment under
Section 401(k) of the Internal Revenue Code ("the Code"). Savings Contributions are generally limited to the lesser of 10% of the Savings Participant's compensation, or the annual dollar limitation set forth in
Section 415(d) of the Code ($9,240 for the year ended December 31, 1994). Within certain limits, as defined in the Plan, Savings Participants may elect to increase, decrease or suspend their Savings Contributions and corresponding salary reductions.

At  the discretion  of  its  Board  of  Directors,  the  Company  may  make
contributions  to  the  Plan  for  the  benefit  of  Savings   Participants
("Matching Contributions"). Matching Contributions may be made by the Company in the form of a stated dollar amount or in the form of a matching percentage of Savings Contributions. Matching Contributions, which are made to the Company Stock Fund, are allocated to individual Savings Participants pro rata based on their respective Savings Contributions for the Plan year, limited to 6% of their compensation, as defined. The
Company made Matching Contributions equal to 25% of the first 6% contributed by each individual participant, which amounted to $290,000 for the year ended December 31, 1994.





At the discretion of its Board of Directors, the Company may also make annual contributions to the Plan for the benefit of all eligible employees ("Profit Sharing Contributions"). The Company may make Profit Sharing Contributions in either cash or in the Company's common stock. Annual Profit Sharing Contributions are allocated to eligible employees based on their proportionate compensation. At December 31, 1994, the Plan has a receivable recorded from the Company in the amount of $1.1 million related to the 1994 profit sharing contribution which was paid in March 1995.

The Plan limits the sum of a participant's annual Matching Contribution and Profit Sharing Contribution("Company Contributions") to the lesser of $30,000 or 25% of the Plan participant's compensation. Under certain circumstances, Plan participants may make contributions to the Plan in the form of rollover contributions ("Rollover Contributions").

Prior to January 3, 1995, all contributions to the Plan were paid into a trust fund maintained by Texas Commerce Bank for the exclusive benefit of the Plan participants and their beneficiaries. Prior to November 1, 1994, Texas Commerce Bank also acted as record keeper and maintained separate accounts for Savings Contributions, Company Contributions and Rollover Contributions within the trust fund for each participant, the balance of which reflected the participant's respective contributions, distributions, earnings, and any gains and losses on investments. Plan participants directed the investment of their account balances to one or more of four investment funds, including the Guaranteed Investment Fund, the Pooled Equity Fund, the Intermediate Bond Fund and the Company Stock Fund. Texas Commerce Bank also served as the investment manager for the Plan's trust fund and executed all investment transactions through January 2, 1995.

Effective November 1, 1994, T. Rowe Price assumed the record keeping responsibilities from Texas Commerce Bank. On January 3, 1995, Texas Commerce Bank transferred all funds to T. Rowe Price which will serve as the new investment manager for the Plan's trust fund and execute all investment actions.

A Plan participant's Matching Contribution account balance and Profit Sharing Contribution account balance shall become vested and nonforfeitable upon the completion of service with the Company, as follows:

          COMPLETED YEARS OF SERVICE              VESTED PERCENTAGE

             Less than two years                           0 %
             Two years                                    20 %
             Three years                                  40 %
             Four years                                   60 %
             Five years                                   80 %
             Six or more years                           100 %


In addition, a Plan participant shall become fully vested in his or her Matching Contribution account balance and Profit Sharing account balance upon certain events, including death or disability, attaining the age of 60, or a full or partial termination of the Plan. A Plan participant's Savings Contribution account balance and Rollover Contribution account balance is fully vested at all times.



Upon completion of each Plan year the nonvested portion of Matching Contribution account balances and Profit Sharing Contribution account balances of terminated Plan participants ("forfeitures") are forfeited to the Plan and may be used to reduce the amount of Matching Contributions and Profit Sharing Contributions due or administrative expenses to be paid by the Company.

Distributions of a Plan participant's Savings Contribution account and Rollover Contribution account and the vested portion of a participant's Matching Contribution account and Profit Sharing Contribution account are generally made within 60 days of the close of the Plan year in which a participant attains the age of 65 or termination of employment occurs.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

METHOD OF ACCOUNTING

The Plan's financial statements are prepared on the accrual basis of accounting.

INVESTMENTS

The Plan's investments are stated at fair value, except certain investments of the prior Penrod Thrift Plan managed by the Prudential Defined Contribution Services (Prudential), and consist of debt and equity funds and common stock of the Company. The fair value of the Company's common stock is determined by quoted market prices. Fair value of debt and equity funds are determined by the Trustee and are based on quoted market prices of the securities in the debt and equity funds. Unrealized appreciation or depreciation of the individual investments is reflected in the asset balances. The Guaranteed Interest Account at Prudential is stated at contract value, which is defined as principal invested plus credited interest at the rate specified in the contract. All other investments in Prudential's pooled separate accounts are stated at fair value as determined by Prudential(see Note 3).

FEDERAL INCOME TAXES

Management believes that the Plan is qualified under Section 401(a) of the Internal Revenue Code and therefore the trust is exempt from taxation under
Section 501(a). An IRS determination letter dated September 30, 1992 was received for the Plan. Due to subsequent amendments, another IRS determination letter has been requested, but has not been obtained at this time. Generally, contributions to a qualified plan are deductible by the Company when made, earnings of the trust are tax exempt and participants are not taxed on their benefits until withdrawn from the Plan.

CASH EQUIVALENTS

Cash equivalents include amounts invested in highly liquid cash management funds that are readily convertible to cash.







3.  PLAN MERGER

In August 1993, the Company completed the step acquisition of Penrod Holding Corporation ("Holding"). Penrod Drilling Corporation and Penrod International Drilling Company, both of which are wholly-owned subsidiaries of Holding, were the sponsoring employers of the Penrod Thrift Plan.

Effective December 31, 1993, the Company merged the Penrod Thrift Plan with the Plan and all prior Penrod Thrift Plan participants became Plan participants. At December 31, 1994, the assets of the prior Penrod Thrift Plan were still held by the previous record keeper and custodian, Prudential, in either the Guaranteed Interest Account, the Temporary Investment Account (Money Market), the Prudential Index Stock Account (PRIDEX), the Jennison Equity Account or the Jennison Balanced Account. On January 17, 1995, all funds from each account, except for the Guaranteed Interest Account, were transferred from Prudential to T. Rowe Price. The Guaranteed Interest Account funds will be transferred to T. Rowe Price commencing March 1995 over the next 60 consecutive months pursuant to the contract terms.

The prior Penrod Thrift Plan provided that vesting in the sponsoring companies' contributions plus actual earnings thereon was on the basis of 20% per year. Prior Penrod Thrift Plan participants with greater than three years of service at December 31, 1993 will continue to vest under the same guidelines that were in place under the prior Penrod Thrift Plan, whereas participants with less than three years of service will vest in the sponsoring companies' contributions plus actual earnings thereon under the provisions of the Plan.

A loan program, administered by Prudential on behalf of the Plan, was available to all employees participating in the 401(k) option. As part of the merging of the Penrod Thrift Plan with the Plan, participants were no longer able to negotiate new loans as of December 31, 1993. Existing loans will continue under their current terms. The loans generally are required to be repaid within five years except for loans used to acquire the principal residence of the participant. The interest rate on a loan was based on the prevailing interest rates charged on similarly secured personal loans by persons in the business of lending money in the same geographic region in which the Plan was administered. As security for the loan, the participant's Guaranteed Interest Account balance is reduced for the purposes of withdrawals, transfers and annuity amounts, by an amount equal to the outstanding loan balance.














4.  INVESTMENTS

Investments at December 31, 1994 and 1993 are as follows:

                                                    UNITS     CONTRACT OR
                                                  OR SHARES   FAIR VALUE
   At December 31, 1994:
      Prudential General Asset and Pooled
      Separate Accounts:
        Guaranteed Interest Account.............       -      $11,567,562
        Money Market Account....................     1,509         10,676
        PRIDEX Account..........................    53,427        407,232
        Jennison Equity Account.................   285,419        575,764
        Jennison Balanced Account ..............   427,228        686,998
                                                               13,248,232
        Energy Service Company, Inc.
        Common Stock............................    47,930        593,134
                                                              $13,841,366


                                                    SHARES    FAIR VALUE
   At December 31, 1993:
      Debt and equity funds:
        Retirement Trust Stock Fund of
          Texas Commerce Bank...................     2,129    $   332,611
        Retirement Trust Managed Guaranteed
          Investment Contract Fund of
          Society National Bank.................   615,552        665,658
        Retirement Trust Intermediate Bond
          Fund of Texas Commerce Bank...........     2,017        267,095
                                                                1,265,364
      Energy Service Company, Inc.
      Common Stock..............................    84,352        284,688
                                                              $ 1,550,052

Prudential guarantees both principal and credited interest in the Guaranteed Interest Account. In 1994, rates of interest on the Guaranteed Interest Account ranged from 5.1% to 6.75% and the rate was adjusted quarterly.

5.  ADMINISTRATIVE FEES

The Plan has no employees and all costs of administrative and management services required to administer the Plan are paid for by the Company. In addition, investment service fees charged by the Trustee in 1994 of $58,146 were paid by the Company.










6.  EXCESS CONTRIBUTIONS

Net assets available for plan benefits at December 31, 1994 and 1993 include $82,861 and $163,835, respectively, of amounts refunded from the Plan to certain highly compensated employees due to contributions which exceeded the discrimination limits under Internal Revenue Code ("IRC")
Section 401(k). The 1994 excess contributions were refunded in March 1995. The excess contributions for 1993 were determined and refunded in December 1994.

7.  SUBSEQUENT EVENTS

Effective May 1, 1995, the Company increased the matching percentage of the Plan participant's contributions as follows:


     CONTRIBUTION LEVEL                           MATCHING PERCENTAGE

     First  2% of participant contribution                100 %
     Second 2% of participant contribution                 50 %
     Third  2% of participant contribution                 25 %

The Company's stockholders approved a change in the name of the Company from Energy Service Company, Inc. to ENSCO International Incorporated at the Company's Annual Meeting of Stockholders held on May 23, 1995.


























                                                     ENSCO SAVINGS PLAN                           Additional Information
                                                                                                              Schedule I
                           ITEM 27A (FORM 5500) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                    AT DECEMBER 31, 1994

                                                                DESCRIPTION OF INVESTMENT
                                     ----------------------------------------------------------------------------------

        Identity of issue or                                       Rate of         Units                      Current
           party involved                 Type of issue            interest      or shares       Cost          value
     ----------------------------   --------------------------   -----------     ----------   -----------   -----------

    Interest bearing cash:
    <F1> Texas Commerce Bank        EB Money Market Fund of
                                    Texas Commerce Bank               -           2,767,430   $2,767,430    $ 2,767,430


    Prudential Asset Management
    Company:

    <F1> Guaranteed Interest Fund               -                5.1% - 6.75            -          <F2>      11,567,562
    <F1> Money Market Fund                      -                     -               1,509        <F2>          10,676
    <F1> PRIDEX Fund                            -                     -              53,427        <F2>         407,232
    <F1> Jennison Equity Fund                   -                     -             285,419        <F2>         575,764
    <F1> Jennison Balance Fund                  -                     -             427,228                     686,998
                                                                                                             13,248,232

    Employer securities:
    (F1) Energy Service Company,    Energy Service Company,
         Inc.                       Inc. Common Stock                 -              47,930      679,597        593,134

                                                                                              $3,447,027    $16,608,796

    <F1>  Party-in interest.
    <F2>  Cost information is not available from Prudential.




                                              ENSCO SAVINGS PLAN                   Additional Information
                                                                                              Schedule II
                ITEM 27D (FORM 5500) - SCHEDULE OF REPORTABLE TRANSACTIONS (IN THE AGGREGATE)

                                         YEAR ENDED DECEMBER 31, 1994


            Identity of party            Descriptions       Purchase      Selling     Lease
                 involved               of transaction        price        price     rental
     -------------------------------  ------------------  ----------   ----------    -------

     <F1> EB Money Market Fund        Purchase of shares  $4,436,565
          of Texas Commerce Bank      Sales of shares                  $1,816,902


          EB Managed Guaranteed       Purchase of shares     894,229
          Investment Contract Fund    Sales of shares                   1,636,260
          of Society National Bank


     <F1> EB Growth Equity Fund of    Purchase of shares     121,974
          Texas Commerce Bank         Sales of shares                     455,802


     <F1> EB Intermediate Fixed       Purchase of shares     129,577
          Income Fund of Texas        Sales of shares                     389,695
          Commerce Bank

     <F1> Energy Service Company,     Purchase of shares     408,738
          Inc. Common Stock


    <F1> Party-in interest.





                                              ENSCO SAVINGS PLAN                   Additional Information
                                                                                              Schedule II
                ITEM 27D (FORM 5500) - SCHEDULE OF REPORTABLE TRANSACTIONS (IN THE AGGREGATE)   CONTINUED

                                         YEAR ENDED DECEMBER 31, 1994


                                                                  Market
                                                                 value on         Net
            Identity of party          Expense     Cost of      transaction       gain
                involved              incurred      asset          date          (loss)
     ------------------------------   ---------  -----------    -----------     --------

     <F1> EB Money Market Fund                                  $4,436,565            -
          of Texas Commerce Bank                 $1,816,902      1,816,902

          EB Managed Guaranteed                                    894,229
          Investment Contract Fund               $1,559,886      1,636,260      $76,374
          of Society National Bank


     <F1> EB Growth Equity Fund of                                 121,974
          Texas Commerce Bank                       454,585        455,802        1,217


     <F1> EB Intermediate Fixed                                    129,577
          Income Fund of Texas                      396,672        389,695       (6,977)
          Commerce Bank

     <F1> Energy Service Company,                                  408,738
          Inc. Common Stock


    <F1>  Party-in interest.




                                              ENSCO SAVINGS PLAN                   Additional Information
                                                                                              Schedule II
               ITEM 27D (FORM 5500) - SCHEDULE OF REPORTABLE TRANSACTIONS (SINGLE TRANSACTIONS)

                                         YEAR ENDED DECEMBER 31, 1994


                                                   Description           Selling        Lease
           Identity of party involved            of transaction           price         rental
    ---------------------------------------   ---------------------    ------------    -------

         EB Managed Guaranteed Investment     Purchase of Shares                -
           Contract Fund of Society           Sale of Shares           $1,573,507
           National Bank


    <F1> EB Growth Equity Fund of Texas       Purchase of shares                -
           Commerce Bank                      Purchase of shares                -
                                              Sale of Shares              440,285


         EB Intermediate Fixed Income         Purchase of shares                -
           Fund                               Purchase of shares                -
                                              Sale of Shares              384,248


    <F1> Energy Service Company, Inc.         Purchase of shares                -
           Common Stock                       Purchase of shares                -
                                              Purchase of shares                -
                                              Purchase of shares                -
                                              Purchase of shares                -

    <F1>  Party-in interest.





                                              ENSCO SAVINGS PLAN                   Additional Information
                                                                                              Schedule II
               ITEM 27D (FORM 5500) - SCHEDULE OF REPORTABLE TRANSACTIONS (SINGLE TRANSACTIONS) CONTINUED

                                         YEAR ENDED DECEMBER 31, 1994

                                                                       Market value        Net
                                              Expense       Cost      on transaction      gain
         Identity of party involved          incurred     of asset         date          (loss)
    -------------------------------------    --------   ----------    --------------    ---------

         EB Managed Guaranteed Investment               $  542,782     $  542,782             -
           Contract Fund of Society                      1,497,409      1,573,507       $76,098
           National Bank


    <F1> EB Growth Equity Fund of Texas                     74,100         74,100             -
           Commerce Bank                                    34,174         34,174             -
                                                           439,249        440,285         1,036

         EB Intermediate Fixed Income                       67,000         67,000             -
           Fund                                             33,892         33,892             -
                                                           391,127        384,248        (6,879)


    <F1> Energy Service Company, Inc.                       36,568         36,568             -
           Common Stock                                     95,256         95,256             -
                                                            73,379         73,379             -
                                                            85,505         85,505             -
                                                            41,553         41,553             -


    <F1> Party-in interest.












                     CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-40282) of ENSCO International Incorporated (formerly Energy Service Company, Inc.) of our report dated June 21, 1995 appearing on page 1 in this Annual Report on Form 11-K of the ENSCO Savings Plan.


/s/ PRICE WATERHOUSE LLP
- ------------------------
PRICE WATERHOUSE LLP

Dallas, Texas
June 23, 1995


























